UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SWS Group, Inc.

 (Name of Issuer)

Common Stock, $0.10 par value

 (Title of Class of Securities)

78503N107

(CUSIP Number)

Oak Hill Capital Management, LLC
65 East 55th Street, 32nd Floor,
New York, NY 10022
Attention: John Monsky

With a copy to:

Lee A. Meyerson, Esq.
Elizabeth Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 78503N107	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Oak Hill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,419,148
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,419,148
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,419,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)  Based on 33,068,118 shares of common stock of SWS Group, Inc. outstanding as of March 28, 2014, as provided by SWS Group, Inc.  Assumes the full exercise of the warrant held by Oak Hill Capital Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Oak Hill Capital Management Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,504
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 276,504
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,504
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.83% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(2)  Based on 33,068,118 shares of common stock of SWS Group, Inc. outstanding as of March 28, 2014, as provided by SWS Group, Inc.  Assumes the full exercise of the warrant held by Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,695,652
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

(3)  Based on 33,068,118 shares of common stock of SWS Group, Inc. outstanding as of March 28, 2014, as provided by SWS Group, Inc.  Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,695,652
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (4)
14	TYPE OF REPORTING PERSON (see instructions) OO

(4)  Based on 33,068,118 shares of common stock of SWS Group, Inc. outstanding as of March 28, 2014, as provided by SWS Group, Inc.  Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,695,652
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (5)
14	TYPE OF REPORTING PERSON (see instructions) OO

(5)  Based on 33,068,118 shares of common stock of SWS Group, Inc. outstanding as of March 28, 2014, as provided by SWS Group, Inc. Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Oak Hill Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,925 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,925 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)  Includes 5,963 shares of restricted stock of SWS Group, Inc. held by J. Taylor Crandall for the benefit of Oak Hill Capital Management, LLC.
(2)  Based on 33,068,118 shares of common stock of SWS Group, Inc. outstanding as of March 28, 2014, as provided by SWS Group, Inc.

CUSIP No. 78503N107	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS OHCM Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,925 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,925 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)  Includes 5,963 shares of restricted stock of SWS Group, Inc. held by J. Taylor Crandall for the benefit of Oak Hill Capital Management, LLC.
(2)  Based on 33,068,118 shares of common stock of SWS Group, Inc. outstanding as of March 28, 2014, as provided by SWS Group, Inc.

This Amendment No. 1 amends and supplements the Schedule 13D filed jointly by the Reporting Persons pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 5, 2011 (the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

Items 2(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (c) This statement is being filed jointly by the Reporting Persons.

The shares of Common Stock reported in this Schedule 13D are beneficially owned by (i) Oak Hill Capital Partners III, L.P., a Cayman Islands limited partnership, and Oak Hill Capital Management Partners III, L.P., a Cayman Islands limited partnership (together, the “Oak Hill Funds”), and (ii) Oak Hill Capital Management, LLC.  The general partner of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. is OHCP GenPar III, L.P., a Cayman Islands limited partnership.  The general partner of OHCP GenPar III, L.P. is OHCP MGP Partners III, L.P., a Cayman Islands limited partnership.  The general partner of OHCP MGP Partners III, L.P. is OHCP MGP III, Ltd., a Cayman Islands company.

J. Taylor Crandall, Steven Gruber and Denis Nayden are the directors OHCP MGP III, Ltd.  Each of these directors is a citizen of the United States.  J Taylor Crandall, Steven B. Gruber, Tyler Wolfram, Kevin G. Levy, Denis J. Nayden, Ray Pinson, Shawn Hessing and John R. Monsky are the officers of OHCP MGP III, Ltd.  Each of these officers is a citizen of the United States.

The shares of Common Stock reported in this Schedule 13D on behalf of Oak Hill Capital Management, LLC are beneficially owned by Oak Hill Capital Management, LLC, a Delaware limited liability company.  The managing member of Oak Hill Capital Management, LLC is OHCM Management, LLC, a Delaware limited liability company.

J. Taylor Crandall, Steven B. Gruber, Denis Nayden and Tyler Wolfram are the managers of OHCM Management, LLC.  J. Taylor Crandall, Steven B. Gruber, John R. Monsky, Ray Pinson, Denis J. Nayden, Tyler Wolfram and Jon Zagrodzky are the officers of OHCM Management, LLC.   Each of these officers is a citizen of the United States.

J Taylor Crandall, Steven B. Gruber, Tyler Wolfram, Kevin G. Levy, Denis J. Nayden, Ray Pinson, Shawn Hessing, John R. Monsky and Jon Zagrodzky are referred to as the “Related Persons”.  Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

The business address of each of the Reporting Persons and the Related Persons is c/o Oak Hill Capital Management, LLC, 65 East 55th Street, 32nd Floor, New York, NY 10022.

The Reporting Persons are principally engaged in the business of investments in securities.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end of Item 3:

On November 17, 2011, J. Taylor Crandall, in his capacity as a director of the Issuer, received a grant of 6,731 shares of restricted stock of the Issuer under the Issuer’s 2003 Restricted Stock Plan. Mr. Crandall is a Managing Partner of Oak Hill Capital Management, LLC ("OHCM"). Pursuant to the policies of OHCM and its affiliates and the investment funds it advises, Mr. Crandall held the reported securities for the benefit of OHCM and, upon the vesting of the reported securities on November 20, 2012, assigned all economic, pecuniary and voting rights to OHCM for no consideration.

On November 21, 2012, J. Taylor Crandall, in his capacity as a director of the Issuer, received an additional grant of 7,231 shares of restricted stock of the Issuer under the Issuer’s 2012 Restricted Stock Plan.  Pursuant to the policies of OHCM and its affiliates and the investment funds it advises, Mr. Crandall held the reported securities for the benefit of OHCM and, upon the vesting of the reported securities on November 21, 2013, assigned all economic, pecuniary and voting rights to OHCM for no consideration.

On November 14, 2013, J. Taylor Crandall, in his capacity as a director of the Issuer, received an additional grant of 5,963 shares of restricted stock of the Issuer under the Issuer’s 2013 Restricted Stock Plan.  Pursuant to the policies of OHCM and its affiliates and the investment funds it advises, Mr. Crandall is holding the reported securities for the benefit of OHCM and, upon the vesting of the reported securities on November 14, 2014, is expected to assign all economic, pecuniary and voting rights to OHCM for no consideration.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The total amount of shares of Common Stock beneficially owned by the Reporting Persons is 8,715,577 and the percent of class represented by such shares is 20.9% (assuming the full exercise of the warrant held by the Oak Hill Funds and that other holders of warrants do not exercise their warrants), as set forth in further detail below.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Oak Hill Capital Partners III, L.P.	8,419,148	20.3%(1)	8,419,148	0	8,419,148	0
Oak Hill Capital Management Partners III, L.P.	276,504	0.83%(2)	276,504	0	276,504	0
OHCP GenPar III, L.P.	8,695,652	20.8%(3)	8,695,652	0	8,695,652	0
OHCP MGP Partners III, L.P.	8,695,652	20.8%(3)	8,695,652	0	8,695,652	0
OHCP MGP III, Ltd.	8,695,652	20.8%(3)	8,695,652	0	8,695,652	0
Oak Hill Capital Management, LLC	19,925(4)	0.06%(5)	19,925(4)	0	19,925(4)	0
Oak Hill Capital Management, LLC	19,925(4)	0.06%(5)	19,925(4)	0	19,925(4)	0

      ____________________

(1)
Based on 33,068,118 shares of Common Stock of the Issuer outstanding as of March 28, 2014, as provided by the Issuer. Assumes the full exercise of the warrant held by Oak Hill Capital III, L.P. and that other holders of warrants do not exercise their warrants.

(2)
Based on 33,068,118 shares of Common Stock of the Issuer outstanding as of March 28, 2014, as provided by the Issuer. Assumes the full exercise of the warrant held by Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

(3)
Based on 33,068,118 shares of Common Stock of the Company outstanding as of March 28, 2014, as provided by the Issuer. Assumes the full exercise of the warrant held by the Oak Hill Funds and that other holders of warrants do not exercise their warrants.

(4)	Includes 5,963 shares of restricted stock of SWS Group, Inc. held by J. Taylor Crandall for the benefit of Oak Hill Capital Management, LLC.

(5)	Based on 33,068,118 shares of Common Stock of the Company outstanding as of March 28, 2014, as provided by the Issuer.

The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., whose general partner is OHCP MGP Partners III, L.P., whose general partner is OHCP MGP III, Ltd.  The managing member of Oak Hill Capital Management, LLC is OHCM Management, LLC.

Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

Item 6.  Purpose of Transaction.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end of Item 6:

Letter Agreement

On January 10, 2014, the Issuer announced that it had received an unsolicited acquisition proposal from Hilltop Holdings Inc. (“Hilltop”) to acquire all of the Issuer’s Common Stock, and on February 3, 2014, the Issuer announced that its board of directors had formed a special committee of independent directors (the “Special Committee”) to review, among other things, Hilltop’s proposal.  On April 1, 2014, the Issuer announced that it had entered into an Agreement and Plan of Merger, dated as of March 31, 2014 (the “Merger Agreement”) by and among the Issuer, Hilltop and Peruna LLC, pursuant to which Hilltop will acquire the Issuer by way of a merger of the Issuer with and into a wholly-owned subsidiary of Hilltop (the “Merger”), which transaction has been unanimously recommended by the Special Committee.  The Oak Hill Funds had previously indicated to the Special Committee that they would provide waivers and consents under the Credit Agreement, to the extent such waivers or consents were required, for a transaction recommended by the Special Committee.  Accordingly, in connection with the Merger Agreement, and at the request of the Special Committee, the Oak Hill Funds entered into a letter agreement, dated as of March 31, 2014 (the “Letter Agreement”), with the Issuer waiving the relevant provisions of the Credit Agreement that might restrict or impair the Merger, and with respect to certain related matters, as described below.

The Letter Agreement, among other things, provides:

(a)  that each of the Oak Hill Funds (i) irrevocably and unconditionally waives compliance by the Issuer with the terms of Section 6.4 of the Credit Agreement with respect to the Merger on the terms set forth in the Merger Agreement; (ii) irrevocably and unconditionally consents for all purposes under the Credit Agreement to the consummation of the Merger on the terms set forth in the Merger Agreement, to the extent such consent is required for the consummation of the Merger by the Issuer; (iii) irrevocably and unconditionally consents to the exchange of the Oak Hill Funds’ warrants to acquire the Issuer’s Common Stock and the Loans (as such term is defined in the Credit Agreement) for the equivalent merger consideration and applicable make-whole amount for early prepayment of the Loans as set forth in the Credit Agreement; and (iv) covenants and agrees that neither of the Oak Hill Funds shall enter into any voting agreement or arrangement with Hilltop or any of its affiliates, grant any proxy to Hilltop or any of its affiliates or become party to any voting trust or other agreement, arrangement or understanding with Hilltop or any of its affiliates, in each case, with respect to the Issuer’s Common Stock;

(b) that the Issuer will comply with its obligations under Section 1.7 of the Merger Agreement on a timely basis and not amend Section 1.7 of the Merger Agreement in any manner or amend any other section of the Merger Agreement with the intent of amending Section 1.7; and

(c) that if the Issuer amends any other provision of the Merger Agreement in a manner that adversely affects either of the Oak Hill Funds (including without limitation any adverse change to the type or amount of merger consideration), without the prior written consent of the Oak Hill Funds, then either of the Oak Hill Funds will have the right to terminate the Letter Agreement.

The Letter Agreement does not preclude either of the Oak Hill Funds from granting a similar consent to any other transaction involving the Issuer that the Special Committee may recommend in the future. The Letter Agreement will terminate automatically if the Merger Agreement is terminated or if the Special Committee withdraws or materially modifies its recommendation of the Merger.

The foregoing descriptions do not purport to be complete and are qualified in their respective entireties by reference to the Letter Agreement, which is filed herewith as Exhibit 99.6 and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following thereto:

99.6	Letter Agreement, dated as of March 31, 2014, by and among SWS Group, Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P.

99.7
Joint Filing Agreement, dated April 2, 2014, by and among OHCP MGP III, Ltd., OHCP MGP Partners III, L.P., OHCP GenPar III, L.P., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P., Oak Hill Capital Management, LLC and OHCM Management, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2014

OAK HILL CAPITAL PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
John Monsky
Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
John Monsky
Vice President

OHCP GENPAR III, L.P.
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
John Monsky
Vice President

OHCP MGP PARTNERS III, L.P.
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
John Monsky
Vice President

OHCP MGP III, LTD.

By:	/s/ John Monsky
John Monsky
Vice President

OAK HILL CAPITAL MANAGEMENT, LLC
By:	OHCM MANAGEMENT, LLC, its managing member

By:	/s/ John Monsky
John Monsky
Vice President

OHCM MANAGEMENT, LLC

By:	/s/ John Monsky
John Monsky
Vice President